Filed by United Community Banks, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: First Miami Bancorp, Inc.
Commission File No.: 001-35095
Date: May 26, 2023
Set forth below is an internal newsletter to employees of First Miami Bancorp, Inc. regarding the proposed merger of First Miami Bancorp, Inc., with and into United Community Banks, Inc.

United News:
As we move into summer, the United-FNBSM Newsletter will transition to a monthly format.

We will provide special edition newsletters if they are needed and will continue to communicate closely with the leadership team of FNBSM.

As a reminder, you can send questions anytime to: UnitedTogether_Questions@ucbi.com.

Human Resources:
As we approach the legal merger of First National Bank of South Miami and United Community Bank, the Human Resources team will continue to provide updates on important dates and information.
The latest version of our ‘HR Highlights’ is included on the following pages of this newsletter.

As always, please reach out with any questions to the email address created just for our FNBSM partners and visit our merger FAQ page on the website to review other details.

Thank you for your continued collaboration as we enter this new chapter. We are so excited for you to join the United Team!

Date: May 25th, 2023
Hi FNBSM Team,

With the anticipated legal close of First National Bank of South Miami (“FNBSM”) and United Community Bank (“United”) coming soon, the following is an update on the Human Resources related items for employees. We are so excited for you to join the United Team!
PAYROLL:

Each FNBSM employee will transition to United’s ADP Work Force Now payroll platform at legal close. Employees will receive an email the week prior to legal close with step-by-step instructions to complete a one-time registration for your United Workforce Now ADP account. FNBSM employees will continue to use their current process to record time and attendance until the legal close date.
Payroll Conversion
At legal close, FNBSM payroll will be converted to United’s payroll and HR processes.
Changes that will affect FNBSM employees:
•United processes payroll on a semi-monthly pay schedule with pay dates on the 15th & 30th day of each month.
•All full-time employees, exempt and non-exempt will be paid their “salary” on each pay period. If pay dates fall on a Saturday or Sunday, then pay day is the Friday before. Annual salary is divided by 24 pay periods in a year = per pay period regular earnings.
•All full-time employees’ (exempt and non-exempt) salaries are based on a 40-hour work week and employees are expected to work as close to 40 hours per week as possible.
•Full-time, non-exempt employees will track hours worked through the timekeeping system for overtime purposes. Overtime hours are paid in arrears approximately 1 pay period.
•All part-time employees will be paid in arrears, based on hours worked. United and FNBSM HR teams will continue to monitor these employees to ensure smooth transition.
•Cut off dates for any changes to timekeeping, benefit deductions, 401(k) contributions, etc. are the 5th of each month for the 15th payroll and the 20th of each month for the 30th payroll.

•United’s payroll can support direct deposits up to 5 checking accounts (employees are eligible for one free United checking account) and up to 3 savings accounts for employees, meaning United can direct-deposit into these accounts from your payroll.
•At legal close, employees will transition to United’s ADP Workforce Now system to record time and attendance.  Supervisors, managers, and employees will be trained on United’s ADP Workforce Now time keeping system following legal close.
•FNBSM employees will continue to track time off through FNBSM’ current system until the legal close date. FNBSM employees will be converted to United’s time off policies at that time, and tracked through the United ADP Workforce Now time and attendance system.
First Pay Date:
•Payroll direct deposits are memo-posted to employee accounts on “pay date” and are coded to be the first credit to post to their Untied account and net pay is available in account balance.
•Please contact UnitedTogether_Questions@ucbi.com with any questions regarding your pay.

BENEFITS:

Insurance Benefits
FNBSM employees will transition to United’s benefit plans effective at legal close. Eligible employees will be able to make their benefit elections in June in order for their elections to be active as of the legal close date.

More information to come about United’s benefit plans and enrollment dates.

UCBI 401(k) Plan
FNBSM employees may begin participating in the United Community Banks, Inc. 401(k) Plan at legal close. More information about enrolling in the plan and electing your 401(k) contributions for your first United payroll will be provided in mid-June. Please contact HR-Benefits@UCBI.com or UnitedTogether_Questions@ucbi.com with any 401(k) related questions.

Following legal close, T. Rowe Price will be hosting educational webinars in July to highlight and overview the plan features and details. An invitation to register for the webinar events will be sent to your FNBSM email.

Performance Review Schedules
All FNBSM employees and managers will receive additional communication and training on United’s Performance Review policies.

Note: If you have additional questions regarding HR related items, please email us at UnitedTogether_Questions@ucbi.com

IMPORTANT INFORMATION FOR SHAREHOLDERS AND INVESTORS

On April 6, 2023, in connection with the proposed merger between United Community Banks, Inc. (“United”) and First Miami Bancorp, Inc. (“First Miami”), United filed with the SEC a registration statement on Form S-4 that includes a proxy statement of First Miami that was sent to First Miami’s shareholders seeking their approval of the merger agreement. The registration statement also contains the prospectus of United to register the shares of United common stock to be issued in connection with the Merger. INVESTORS AND SHAREHOLDERS OF FIRST MIAMI ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT ARE PART OF THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED BY UNITED OR FIRST MIAMI WITH THE SEC, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THE REGISTRATION STATEMENT AND THOSE OTHER DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT UNITED, FIRST MIAMI AND THE MERGER.

The registration statement and other documents filed with the SEC may be obtained for free at the SEC’s website (www.sec.gov). You will also be able to obtain these documents, free of charge, from United at the “Investor Relations” section of United’s website at www.ucbi.com. Copies of the definitive proxy statement/prospectus will also be made available, free of charge, by contacting United Community Banks, Inc., P.O. Box 398, Blairsville, GA 30514, Attn: Jefferson Harralson, Telephone: (864) 240-6208, or First Miami Bancorp, Inc., 5750 Sunset Drive, South Miami, FL 33143, Attn: Pablo Rodriguez, Telephone: (305) 662-5473.

PARTICIPANTS IN THE TRANSACTION

United and First Miami, and certain of their respective directors and executive officers, under the rules of the SEC may be deemed to be participants in the solicitation of proxies from First Miami’s shareholders in favor of the approval of the merger agreement. Information about the directors and officers of United and their ownership of United common stock can be found in United’s definitive proxy statement in connection with its 2023 annual meeting of shareholders, as filed with the SEC on April 5, 2023, and other documents subsequently filed by United with the SEC. Additional information regarding the interests of these participants will also be included in the proxy statement/prospectus pertaining to the transaction if and when it becomes available. Free copies of this document may be obtained as described above.